April 29, 2013

VIA EDGAR

Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 29 to the Registration
Statement for GAMCO Global Series Funds, Inc.
(the “Company”) (File Nos. 033-66262 and 811-07896)

Dear Ms. Hatch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A filed on April 29, 2013 so that it may become effective by 9:30 a.m. (New York time) on April 30, 2013 or as soon thereafter as practicable.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests that you notify Richard Prins (212-735-2790) or Steven Grigoriou (416-777-4727) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Post-Effective Amendment No. 29 to the Registration Statement has been declared effective.

Very truly yours,

GAMCO Global Series Funds, Inc.

/s/ Agnes Mullady
Name:	Agnes Mullady
Title:	Treasurer and Secretary